Black Hammer Brewing, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
4000. Gross Sales	
4100. Brewery Sales	
4101. Beer Sales	273,743.57
4102. Food Sales	5,007.00
4103. Merchandise Sales	4,304.00
4104. Non-Alcoholic Beverage Sales	1,434.00
4105. Wine Sales	510.00
4106. Discounts and Comps	-12,943.17
Total 4100. Brewery Sales	**272,055.40**
4200. Wholesale Sales	3,691.45
4210. Sales - Bottled	8,740.00
4215. Sales - Kegged	217,427.94
Total 4200. Wholesale Sales	**229,859.39**
Total 4000. Gross Sales	**501,914.79**
Brewery Income	425,517.89
Sales	2,815.00
Square Income	21,796.54
Tip Income	46,872.19
Uncategorized Income	309.56
Total Income	**$999,225.97**
Cost of Goods Sold	
5000. Cost of Goods Sold	36,535.71
5010. Food COG	17,749.97
5020. Beer COG	
Beer Bulk	4,456.34
Beer Kegged	50,484.52
Beer Packaged	1,101.14
Equipment	5,963.46
Equipment Rental - COS	3,652.64
Inventory Adjustment	3,825.87
Packaging	6,308.20
Retail Beer	663.29
Shipping, Freight & Delivery - COS	700.57
Supplies	22,910.59
Taproom Transfer	26,845.85
Work in Progress Loss	1,534.07
Total 5020. Beer COG	**128,446.54**
5030. Merchandise	
Retail Merchandise	214.84
Total 5030. Merchandise	**214.84**
5035. Beverage COG	58.00
5040. Wine COG	3,320.62

	TOTAL
Total 5000. Cost of Goods Sold	**186,325.68**
Retail - COGS	457.50
Sales Tax	-3,413.49
Total Cost of Goods Sold	**$183,369.69**
GROSS PROFIT	**$815,856.28**
Expenses	
6000. Payroll	
6015. Payroll - Brewers	16,396.85
6020. Payroll - Taproom	18,793.36
6025. Payroll - Manager	22,258.71
6026. Payroll - Sales	1,153.80
6027. Payroll - Customer Service	690.79
6028. Payroll - Cellar	1,481.20
6030. Payroll Taxes	39,959.83
6035. Guaranteed Payments	5,775.00
6040. Payroll/HR Expenses	4,085.33
6045. Health Insurance	29,841.11
Gross Wages	282,367.68
Tips Reports on W-2's	67,777.52
Total Gross Wages	**350,145.20**
Total 6000. Payroll	**490,581.18**
6041. Worker's Comp Insurance	3,880.50
7000. Controllable Expenses	
7100. Advertising and Marketing	15,051.33
7110. Charitable Contribution	6,423.15
Total 7100. Advertising and Marketing	**21,474.48**
7200. General & Administrative Exp.	
7210. Auto Expense	11,216.86
7215. Bank Charge	926.02
7220. Credit Card Processing Fee	2,898.54
7225. Dues and Subscriptions	1,149.67
7230. Meals and Entertainment	1,951.03
7235. Parking and Toll	3,371.46
7240. Office Expense	4,711.76
7245. Postage	411.69
7250. Square Fees	10,790.33
7255. Cable & Internet	1,810.44
7256. Telephone Expense	3,082.50
7260. Interest Expense	16,278.05
7265. Technology/Software	6,036.17
7270. Travel	534.08
7290. Miscellaneous	9,325.48
Total 7200. General & Administrative Exp.	**74,494.08**
7300. Outside Services	600.00
7310. Accounting	11,185.60
7315. Cleaning	7,622.12
7325. Legal & Consulting	285.25
Total 7300. Outside Services	**19,692.97**
7400. Repairs and Maintenance	17,149.56

	TOTAL
7410. Tools	2,819.44
Total 7400. Repairs and Maintenance	**19,969.00**
Total 7000. Controllable Expenses	**135,630.53**
7233. Employee Benefit	758.00
8000. Non-Controllable Expenses	
8100. Occupancy	
8110. Business Insurance	21,640.64
8115. Licenses & Permits	1,604.26
8120. Rent or Lease of Buildings	117,121.49
Total 8100. Occupancy	**140,366.39**
8200. Taxes	8,383.00
8210. Excise Taxes	14,315.34
Total 8200. Taxes	**22,698.34**
8300. Utilities	29,660.76
8310. Trash	7,870.01
Total 8300. Utilities	**37,530.77**
Total 8000. Non-Controllable Expenses	**200,595.50**
8115. Licenses & Permitsses taxes	2,591.52
8125. Equipment Rental	8,128.43
Keg Deposit Refund	240.00
Purchases	30.00
Total Expenses	**$842,435.66**
NET OPERATING INCOME	$ -26,579.38
Other Income	
8500. Other Income	6,877.50
8510. Interest Income	0.48
Total 8500. Other Income	**6,877.98**
Total Other Income	**$6,877.98**
Other Expenses	
9000. Other Expenses	
9020. Investor Interest Expense	18,560.36
9022. Gabriel Schine	3,374.61
Total 9020. Investor Interest Expense	**21,934.97**
Total 9000. Other Expenses	**21,934.97**
Penalty	1,395.29
Total Other Expenses	**$23,330.26**
NET OTHER INCOME	$ -16,452.28
NET INCOME	$ -43,031.66